[HOLLAND & KNIGHT LLP LETTERHEAD]

June 19, 2006

Via overnight mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jay Ingram

  Re:
  Ascent Solar Technologies, Inc.
  Registration Statement on Form SB-2/A
  SEC File No. 333-131216

Dear Mr. Ingram:

        On behalf of Ascent Solar Technologies, Inc., a Delaware corporation, we submit the following responses to the Division's letter dated June 8, 2006 regarding Amendment No. 3 to the Registration Statement on Form SB-2 filed on May 26, 2006. For your convenience, we have reproduced the comments from your letter and our response follows each comment.

General

        1.     Please provide the disclosure required by Item 502(b) of Regulation S-B.

        The requisite disclosure appears on page (i) below the "Table of Contents." The Company intends to insert the pertinent date relating to dealer delivery obligations upon effectiveness of the registration statement.

Risk Factors, page 5

"We will have broad discretion in using the proceeds from this offering," page 12

        2.     We note the disclosure in the narrative. Please be advised that you may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated. Refer to instruction 7 to Item 504 of Regulation S-K for guidance. Revise your disclosure accordingly.

        In an effort to streamline disclosure and remove unnecessary text, the Company has deleted the referenced risk factor.

Options Exercises and Holdings, page 43

        3.     We note that in lieu of using the mid-point of your offering price range, you used the fair market value that you used for accounting purposes. Please identify the persons who determined this per share value and describe the methodology used to calculate the value of each share in reasonable detail. This reasonably detailed methodology should be provided with respect to each date for which the share price values are used in computing the option values. Alternatively, we suggest that you use the mid-point of the offering price range in computing the option values presented in the option grant and option year-end value tables. Using the mid-point of the offering price in computing these columns will provide information that is informative to investors, as they will more readily understand the impact of the offering on the holders of the options.

        The Company has revised the referenced table to use $5.50, the midpoint of the proposed offering range.

        4.     In responding to the foregoing comment, if you elect to use prices other than the mid-point of the offering price range, note that the information concerning how you determined the prices used will he required for the share valued on each option grant date and for the share value at the end of the most recent fiscal year. In particular, the table on page 43 should be amended to use a share valued determined as of December 31, 2005, rather than "the date the options were granted," unless you use the mid-point of the offering price range.

        The Company has revised the referenced table to use $5.50, the midpoint of the proposed offering range.

Related Party Transactions, page 46

        5.     Please disclose your response to comment 16 of our letter dated May 19, 2006.

        The Company has added text to "Related Party Transactions" matching its supplemental response to comment no. 16 in its letter dated May 19, 2006.

Shares Eligible for Future Sale, page 53

        6.     Please expand the paragraph under the heading "Bridge Rights" to state the transaction that the referenced registration statement would register, which appears to be the resale of those units.

        The Company has added language to clarify that shares and warrants underlying the units to be issued in connection with the bridge rights will be registered for resale on behalf of the bridge lenders after completion of this offering.

Critical Accounting Policies

Stock Based Compensation, page 22

        7.     Please refer to our prior comment 9 of our letter dated May 19, 2006. We have reviewed your response and note that you believe that the $3.00 conversion price of your bridge loan issued on January 18, 2006 did not include a beneficial conversion feature. However, it is not clear from your response why you believe a beneficial conversion feature is not included in the conversion price other than the large spread between the 10% interest rates and the 7% prime rate. In this regard, it appears that as a result of the amount allocated to the bridge loan and the bridge rights, based on the relative fair value of each, the effective conversion price would be approximately $1.50 per share and as a result, the conversion price does not appear to provide support for your conclusion that the fair value of the common stock at that time was $3.00. Refer to Issue I of EITF 00-27. As a result, tell us how you considered the valuation approaches noted in Chapter 6 of the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" in determining fair value of your common stock. Also, when you have determined the fair value of the Company's common stock at the time of the bridge financing based on this guidance, then reconcile such value to the mid-point of the IPO price range of $5.50 as the bridge financing occurred within 5 days of the Company filing your Form SB-2.

        The Company has completed a valuation of its common stock for book purposes at various points in time—including each of the dates that it issued stock or granted options—and has summarized its methodology and findings in the section titled "Stock Based Compensation." In conducting this valuation, the Company relied upon the guidance contained in the AICPA Practice Aid referenced above. Upon careful analysis of events relevant to the Company's business and the value of its equity, including the $1.6 million bridge loan transaction in January 2006, the Company concluded that the fair value attributable to its common stock as of January 18, 2006, the date the bridge loan transaction closed, should be $1.50 per share. This valuation was reached after consideration of many factors, including: (i) the lending group consisted of accredited investors unaffiliated with the Company who each were capable of assessing the risks involved with the Company's business and the transaction itself; and (ii) in the absence of a qualified public offering, the lenders agreed to accept up to 16,666 shares of the Company's common stock for each $25,000 of principal and interest, resulting in an effective per share value of $1.50. In sum, using the "Guideline Transactions Method" of the "Market" approach described in the AICPA Practice Aid, and based upon the notion fair value can be identified as "[t]he price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts," IRS Revenue Ruling 59-60, the Company attributed a fair value of $1.50 per share at the time of the bridge loan transaction for book purposes.

        The Company then considered events that occurred after the bridge loan transaction, which included the initial filing of the Company's registration statement, a critical milestone that required the concurrence of the Company's auditors and underwriters and represented an essential step in the offering process. Based upon these considerations, the Company concluded that, for book purposes, the fair value in the period after the bridge loan transaction should be $2.95. The same conclusion was reached by extrapolating backwards from $5.50, the prospective midpoint of the anticipated offering range that the Company negotiated with its underwriters. Because each unit comprises one share of common stock and three warrants, the Company first calculated what portion of the proposed $5.50 unit price was attributable to the common stock component. To accomplish this, the Company examined the trading patterns of the shares and warrants of another early-stage company in the PV industry in the initial weeks after that company's initial public offering (in which each offered unit, like the Company's, comprised one share and three warrants, and each warrant had comparable terms as the warrants being offered by the Company). The Company found that, during that period, the trading price of that subject company's common stock represented 50% to 57% of the aggregate trading price of its common stock and three warrants. Based upon this empirical data, the Company concluded that the value of its common stock for book purposes from January 27, 2006, the date the Company filed its registration statement, through at least March 31, 2006 should be approximately 53.5% of its assumed unit offering price, or $2.95 per share.

        Based upon these findings, the Company has adjusted its stock based compensation expense in its financial statements for the quarter ended March 31, 2006. With the concurrence of the Company's auditors, the Company believes that the impact of the revised common stock valuation (relating to stock options granted in November 2005) on the audited financial statements for the year ended December 31, 2005 is immaterial, and that no adjustment is required.

        8.     Based on your response to the previous comment, we believe that your Critical Accounting Policies and Estimates discussion of stock based compensation should be significantly enhanced to include a discussion of the specific valuation methods used to determine the fair value of the Company's common stock on November 2, 2005, November 18, 2005, January 18, 2006 and January 27, 2006—through the date of your response.

        Please refer to our response to comment no. 7, above. The Company has added significant disclosure under "Stock Based Compensation" regarding the methods used to determine the fair value of the Company's common stock for book purposes on pertinent dates.

        9.     Please refer to our prior comments 10 and 11 of our letter dated May 19, 2006. We note in your response that warrants normally begin trading at about 20% of the price of a share of common stock and that based on an informal survey of initial public offerings where similar "units" are offered, the warrants, once the unit is broken up, would trade at $0.50 and $0.75 per warrant. It remains unclear how you determined that the trading price of other companies' warrants and this informal survey supports your assessed fair value of your common stock. Similar to the previous comment, tell us how you considered the valuation approaches noted in Chapter 6 of the AICPA Practice Aid "Valuation of Privately-Held- Company Equity Securities Issued as Compensation" in determining fair value of your common stock. If a true market approach was used to fair value the warrants, then tell us the specific factors that were used in selecting the comparable companies and tell us which companies were used in your survey and how you determined the fair value of your warrants based on this information.

        Please refer to our response to comment no. 7, above. The Company examined the trading patterns of the shares and warrants of another early-stage company in the PV industry in the initial weeks after that company's initial public offering (in which each offered unit, like the Company's, comprised one share and three warrants, and each warrant had comparable terms as the warrants being offered by the Company) and found that, during that period, the trading price of that subject company's common stock represented 50% to 57% of the aggregate trading price of its common stock and three warrants. Based upon this empirical data, the Company concluded that the value of its common stock for book purposes from January 27 through at least March 31, 2006 should be approximately 53.5% of its assumed $5.50 unit offering price, or $2.95 per share.

        10.   You also indicate that there is a very "remote possibility" that the holders will never be able to exercise the warrants and will never receive shares or payment of cash in settlement of the warrants. You appear to attribute this statement to the fact that Paulson Investment Company has never underwritten offerings in which the warrant holders were unsuccessful in exercising their warrants. It is not clear how the underwriters would factor into the warrant holders ability to exercise the warrants. The fact remains that the Company will be required to timely file updates to its registration statement and deliver a current prospectus at the time such warrants are exercised and therefore, it appears that the warrant holders ability to successfully exercise their warrants is based on your ability to timely file. You have previously indicated if the Company is not current in their filings and therefore cannot deliver shares that comply with the Securities law, then you will not be obligated to honor the warrant holders request to exercise. Please explain and tell us how you factored the Company's responsibilities in supporting the valuation of your warrants.

        Please refer to our response to comment no. 7, above. Using empirical data, the Company valued its warrants using empirical data collected from the trading patterns of the shares and warrants of another early-stage PV company in the initial weeks after that company's initial public offering. The terms of the warrants offered by that company were comparable to those being offered here, and the warrants themselves had a ready public trading market with not insignificant market values. In sum, in its recent valuation analysis, the Company relied upon empirical data to support the valuation of its warrants, rather than a subjective assessment of the Company's responsibilities under the warrants or the Warrant Agreement.

Very truly yours,
HOLLAND & KNIGHT LLP
/s/ DAVID C. WANG
David C. Wang
cc:
Matthew Foster, Ascent Solar Technologies, Inc.
John J. Halle, Stoel Rives LLP
James N. Brendel, Hein & Associates LLP
Lorraine Maxfield, Paulson Investment Company, Inc.